Exhibit 99.1

New Gold Provides Notice of Annual General Meeting of Shareholders and Release of First Quarter 2018 Results

TORONTO, April 9, 2018 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) announces that it will host its Annual General Meeting of Shareholders on Wednesday, April 25, 2018. New Gold has filed its 2017 audited financial statements, management's discussion and analysis (MD&A), management information circular, and annual information form, and these documents are available on the company's website at www.newgold.com. Shareholders may request a hard copy of the complete audited financial statements and 2018 meeting materials free of charge by calling toll free 1-888-315-9715, or by emailing your request to info@newgold.com.

The Annual General Meeting will begin on Wednesday, April 25, 2018 at 4:00 p.m. Eastern time and will be held at Vantage Venues (formerly St. Andrew's Club & Conference Centre), 150 King Street West, 27th Floor, Toronto, Ontario, Canada. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 25, 2018 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 2377196. An archived webcast will also be available until July 25, 2018 at www.newgold.com.

FIRST QUARTER 2018 FINANCIAL RESULTS

New Gold plans to release its first quarter 2018 financial results after market close on Wednesday, April 25, 2018. A webcast and conference call to discuss these results will be held on Thursday, April 26, 2018 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 26, 2018 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 1553528. An archived webcast will also be available until July 26, 2018 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2018/09/c8884.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, 1-888-315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 08:00e 09-APR-18